UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C
Nitzba 300, Rosh HaAin, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On December 23, 2024, Omer Keilaf, the Chief Executive Officer of Innoviz Technologies Ltd. (“Innoviz” or the “Company”), posted on the social media platform “X” (the “Post”) regarding, among other matters, (a) the Company’s compliance with Nasdaq’s minimum bid price requirement and (b) the potential for future offerings of the Company’s equity.  The Company clarifies that there can be no assurances it will regain compliance with the minimum bid price requirement without taking further action, whether through a reverse share split or otherwise.  Additionally, the Company will continue to regularly evaluate opportunities to access the capital markets as it considers its liquidity position; however, there can be no assurances that Innoviz will timely secure additional financing on favorable terms, or at all.

Also on December 23, 2024, the company issued a press release (the “Press Release”) announcing that it has bolstered its financial position through a multi-year non-recurring engineering services (“NREs”) payment plan of approximately $80 million with key customers. NREs are expected to be paid between 2025 and 2027, of which over $40 million are expected to be paid in 2025 with further amounts expected in 2026 and 2027. In connection with the Post, the Company refers investors to the section entitled “Forward-Looking Statements” in the Press Release, which was furnished by the Company on a Current Report on Form 6-K on December 23, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innoviz Technologies Ltd.
By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

Date: December 26, 2024